The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-176919

Subject to Completion. Dated December 7, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 19, 2011)

First Niagara Financial Group, Inc.

Shares of Fixed-to-Floating Rate Perpetual

Non-Cumulative Preferred Stock, Series B

We are offering              shares of our fixed-to-floating rate perpetual non-cumulative preferred stock, Series B, with a liquidation preference of $25 per share (the “Preferred Stock”).

We will pay dividends on the Preferred Stock, when, as, and if declared by our board of directors and to the extent that we have lawfully available funds to pay dividends. Dividends will accrue and be payable quarterly, in arrears, on February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2012, at (i) from and including the date of original issuance to but excluding February 15, 2017, a rate of     % per annum and (ii) from and including February 15, 2017, a floating rate equal to three-month LIBOR plus a spread of     % per annum. The first dividend payment, if declared, will be made on February 15, 2012, in the expected amount of $             per share of the Preferred Stock, which reflects the time period from the expected date of original issuance to but excluding February 15, 2012.

Dividends on the Preferred Stock will not be cumulative. If for any reason our board of directors does not declare a dividend on the Preferred Stock for any dividend period, such dividend will not accrue or be payable, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period. Dividends on the Preferred Stock will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

We may redeem the Preferred Stock, in whole or in part, from time to time, on any dividend payment date on or after February 15, 2017, at a redemption price of $25 per share, plus any declared and unpaid dividends.

Application will be made to list the Preferred Stock on the New York Stock Exchange under the symbol “FNFG Pr B”. Trading of the Preferred Stock is expected to commence within a 45-day period after the original issuance date of the Preferred Stock. Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “FNFG.”

The shares of Preferred Stock will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality.

Investing in the Preferred Stock involves risks. See “Risk Factors” beginning on page S-11 to read about factors you should consider before buying the Preferred Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriting discount and commissions	$	$
Proceeds, before offering expenses, to us(1)	$	$

(1)	The public offering price does not include dividends, if any, that may be declared. Dividends, if declared, will accrue from the date of original issuance, which is expected to be , 2011.

We have granted the underwriters an option to purchase up to an additional              shares of Preferred Stock within 30 days after the date of this prospectus supplement at the public offering price less the underwriting discount and commissions.

The underwriters expect to deliver the Preferred Stock in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about                     , 2011.

Joint Book-Running Managers

Goldman, Sachs & Co.	BofA Merrill Lynch	Wells Fargo Securities
Global Coordinator	Physical Bookrunner

Joint Lead Manager

Citigroup

Co-Manager

Sandler O’Neill + Partners, L.P.

Prospectus Supplement dated                     , 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any shares of our Preferred Stock and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc., and all references to the “Company” mean First Niagara and its consolidated subsidiaries, taken together.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s website at “http://www.sec.gov” and on our website at “https://www.fnfg.com”.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011) and September 30, 2011;

•

Current Reports on Form 8-K filed on the following dates: March 16, 2010, January 31, 2011, March 11, 2011, March 24, 2011, April 6, 2011, April 15, 2011 (as amended July 1, 2011), April 19, 2011, April 27, 2011 (as amended May 27, 2011), August 1, 2011, August 8, 2011, September 19, 2011 and October 3, 2011.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.

726 Exchange Street

Suite 618

Buffalo, New York 14210

Attention: Investor Relations Department

(716) 625-8673

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

S-iii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by our use of such words as “estimate”, “project”, “believe”, “intend”, “anticipate”, “plan”, “seek”, “expect”, and other similar expressions. These forward-looking statements include: statements of our goals, intentions, and expectations; statements regarding our business plans, prospects, growth, and operating strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	General economic conditions, either nationally or in our market areas, that are worse than expected;

•	Significantly increased competition among depository and other financial institutions;

•	Inflation and changes in the interest rate environment that reduce our margins or fair value of financial instruments;

•	Changes in laws or government regulations affecting financial institutions, including changes in regulatory fees and capital requirements;

•	Our ability to enter new markets successfully and capitalize on growth opportunities;

•

Our ability to receive regulatory approval for the acquisition described under the caption “The Acquisition of the HSBC Branches” and our ability to effect, on terms favorable to us, the required divestitures in connection with such acquisition;

•

Our ability to successfully integrate acquired entities, including in connection with the consummation of the acquisitions described under the captions “Recent Developments— The Acquisition of the HSBC Branches” and “—The Acquisition of NewAlliance Bancshares, Inc.”;

•	Our ability to find third-party purchasers for the divestitures of additional branches that are outside our strategic focus on satisfactory terms and conditions, if at all, prior to July 29, 2012;

•	Changes in the credit quality of our borrowers and obligors on investment securities that we own;

•	Changes in consumer spending, borrowing and savings habits;

•	Changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board; and

•	Changes in our organization, compensation and benefit plans.

You should refer to our periodic and current reports filed with the SEC (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where You Can Find More Information” in this prospectus supplement.

S-iv

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the Preferred Stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in our preferred stock is appropriate for you.

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation, provides a wide range of retail and commercial banking as well as other financial services through our wholly-owned national bank subsidiary, First Niagara Bank, N.A. (“First Niagara Bank”). We are positioned as a leading community-oriented bank in Upstate New York, Pennsylvania, Connecticut and Western Massachusetts, providing our retail consumer and business customers with banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products, as well as retail and commercial deposit products. Additionally, we offer insurance services through a wholly-owned subsidiary of First Niagara Bank. At September 30, 2011, we had $31.2 billion of assets and $4.0 billion of stockholders’ equity and employed approximately 5,000 people.

We completed three acquisitions during the last several years that have contributed substantially to our growth. At December 31, 2008, our total consolidated assets were $9.3 billion, as compared to $31.2 billion at September 30, 2011. The acquisitions expanded our historical geographic footprint of Upstate New York to include Pennsylvania, Connecticut and Western Massachusetts but did not change the middle market and consumer focus of our banking operations. Specifically:

•

On September 4, 2009, First Niagara Bank acquired certain assets and assumed certain liabilities related to 57 branches of National City Bank in the Pittsburgh, Erie and Warren, Pennsylvania banking markets. That transaction added approximately $4.0 billion to our total consolidated assets as of the date of consummation.

•

On April 9, 2010, we acquired by merger Harleysville National Corporation (“Harleysville”) and its wholly-owned subsidiary, Harleysville National Bank, which was subsequently merged with First Niagara Bank. Harleysville National Bank operated 83 branch locations in the metropolitan Philadelphia and Lehigh Valley, Pennsylvania market areas. That transaction added approximately $5.3 billion to our total consolidated assets as of the date of consummation.

•

On April 15, 2011, we acquired by merger NewAlliance Bancshares, Inc. (“NewAlliance”) and its wholly-owned subsidiary, NewAlliance Bank, which was subsequently merged with First Niagara Bank. NewAlliance Bank operated 88 branches across eight counties from Greenwich, Connecticut to Springfield, Massachusetts. That transaction added approximately $9.0 billion to our total consolidated assets as of the date of consummation.

Each of those transactions is described in our reports filed with the SEC under the Exchange Act. See “Where You Can Find More Information.”

We were organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a reorganization to form a mutual holding company. In November 2002, we converted First Niagara Bank to a federally-chartered savings association that, together with its mutual holding company, was subject to Office of Thrift Supervision supervision and regulation. In January 2003, we converted the mutual holding company to stock form, with our shares of common stock being sold to depositors and other investors. We have deployed the proceeds from this stock offering through multiple whole-bank and nonbank financial services company acquisitions, as well as the opening of a number of de novo branches in target markets across Upstate New York. This strategy, coupled with our organic growth initiatives, included an emphasis on expanding our commercial operations and financial services businesses.

In April 2010, First Niagara became a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and First Niagara Bank converted from a federal savings association to a national banking association organized under the National Bank Act. As a national bank, First Niagara Bank is subject to supervision and regulation by the Office of the Comptroller of the Currency (the “OCC”), as well as the FDIC.

Our principal executive offices are located at 726 Exchange Street, Suite 618, Buffalo, New York, 14210, and our telephone number is (716) 819-5500.

First Niagara Bank

First Niagara Bank was organized in 1870 and is a community-oriented bank providing financial services to individuals, families and businesses through our branch network located across Upstate New York, Pennsylvania, Connecticut and Western Massachusetts. As of September 30, 2011, First Niagara Bank and its subsidiaries on a consolidated basis had $31.1 billion of assets, $16.3 billion of loans, $19.6 billion of deposits and $4.0 billion of stockholder’s equity and operated through 332 branches and several financial services subsidiaries.

First Niagara Bank’s subsidiaries provide a range of financial services to individuals and companies in our market areas. First Niagara Risk Management, Inc. (“FNRM”), our full service insurance agency, sells insurance products, including business and personal insurance, surety bonds, life, disability and long-term care coverage, and other risk management advisory services. FNRM also provides risk management advisory services as to alternative risk and self-insurance, claims investigation and adjusting services, and third-party administration of self-insured workers’ compensation plans. First Niagara Funding, Inc., our real estate investment trust, primarily holds certain of our commercial real estate and business loans. As a result of the merger with NewAlliance, First Niagara Bank’s subsidiaries now also include: First Niagara Bank Community Development Corporation, a community development corporation which provides flexible capital for community development and neighborhood revitalization, and First Niagara Servicing Company, which primarily services real estate loans.

Recent Developments

The Acquisition of the HSBC Branches

On July 30, 2011, First Niagara Bank entered into the Purchase and Assumption Agreement (the “HSBC Purchase Agreement”) with HSBC Bank USA, National Association (“HSBC”) and HSBC Securities (USA) Inc. (“HSBC Securities”) and HSBC Technology & Services (USA) Inc. (“HSBC Technology & Services”) pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities related to 195 HSBC branches (the “HSBC Branches”) in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as branches in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut (the “HSBC Acquisition”). Pursuant to the terms of the HSBC Purchase Agreement, First Niagara Bank will assume approximately $14.8 billion of deposits and acquire approximately $2.5 billion of small business, residential mortgage and consumer loans related to the HSBC Branches (based on August 31, 2011 data). As described further under “Recent Developments—The Acquisition of the HSBC Branches”, we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We also expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposits and approximately $2.0 billion in loans from the HSBC Acquisition. We expect to use cash received as part of the HSBC Acquisition to pay down approximately $5.3 billion in wholesale borrowings, purchase investment securities and fund loan growth.

The Acquisition of NewAlliance Bancshares, Inc.

On April 15, 2011, we completed the acquisition of NewAlliance and its wholly-owned subsidiary, NewAlliance Bank (the “NewAlliance Acquisition”). The cash and stock transaction was valued at approximately $1.5 billion based on First Niagara’s closing stock price of $14.00 as of April 15, 2011. As a result, we acquired 88 bank branches in eight counties in Connecticut and Massachusetts. At March 31, 2011, NewAlliance had approximately $9.0 billion of assets, $5.3 billion in deposits and $1.5 billion of stockholders’ equity. Unless otherwise noted, financial information of the Company and First Niagara Bank as of or for the nine months ended September 30, 2011 included in this prospectus supplement reflect the completion of the NewAlliance Acquisition and the results of NewAlliance’s operations after April 15, 2011, the date of the completion of the NewAlliance Acquisition.

NewAlliance’s unaudited financial statements as of and for the quarters ended March 31, 2011 and March 31, 2010, and its audited annual financial statements as of December 31, 2010 and December 31, 2009 and for the periods ended December 31, 2010, 2009 and 2008, are incorporated by reference in this prospectus supplement. The unaudited pro forma combined condensed consolidated statement of financial condition reflecting the NewAlliance Acquisition, as well as the Harleysville acquisition, as of March 31, 2011 and the unaudited pro forma combined condensed consolidated statements of operations reflecting the NewAlliance Acquisition for the year ended December 31, 2010 and the three months ended March 31, 2011 are also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Common Stock and Subordinated Notes Offerings

On December 6, 2011, we priced an underwritten public offering of 52,941,176 shares of our common stock, which we expect to close on December 12, 2011, subject to certain customary closing conditions. In addition, we granted the underwriters of the common stock offering a 30-day option to purchase up to 3,970,588 additional shares of common stock. The shares of our common stock have been offered pursuant to a separate prospectus supplement.

In addition, we expect to commence in the near future a separate registered public offering of $300 million aggregate principal amount of subordinated notes. The subordinated notes will be offered pursuant to a separate prospectus supplement.

The closing of this offering of Preferred Stock is not conditioned upon the closing of our offerings of common stock or subordinated notes.

Change in Common Stock Dividend Policy

On December 6, 2011, First Niagara announced that its Board of Directors intends to reduce the quarterly cash dividend on its common stock to $0.08 per share commencing with the first quarter of 2012, compared to the $0.16 per share that has been paid in recent quarters. As a result of these actions, we believe First Niagara will have in excess of eight quarters of cash liquidity without reliance on First Niagara Bank dividends. The lower dividend payout will preserve approximately $110 million of First Niagara’s capital during 2012, accelerating the build of its capital ratios following the consummation of the HSBC Acquisition.

Risk Factors

An investment in our preferred stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-11 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of the Offering

The following summary contains basic information about the Preferred Stock offered hereby and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Preferred Stock, you should read the section of this prospectus supplement entitled “Description of the Preferred Stock” beginning on page S-32.

Securities offered hereby	shares of our Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series B (or shares if the underwriters exercise their option to purchase additional shares from us in full), with a liquidation preference of $25 per share.

Further issuances	We reserve the right to re-open this series of Preferred Stock and issue additional shares of the Preferred Stock either through public or private sales at any time and from time to time. The additional shares would form a single series with the Preferred Stock offered by this prospectus supplement.

Public offering price	$25 per share.

Dividends	Dividends on the Preferred Stock will be payable quarterly in arrears on the dividend payment dates specified below, when, as and if declared by our board of directors and to the extent that we have lawfully available funds to pay dividends, at (i) from and including the date of original issuance to but excluding February 15, 2017, a rate of % per annum and (ii) from and including February 15, 2017, a floating rate equal to three-month LIBOR plus a spread of % per annum.

Dividends on the Preferred Stock will not be cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the Preferred Stock for a dividend period prior to the related dividend payment date, that dividend will not accrue, and we will have no obligation to pay a dividend for that dividend period on the applicable dividend payment date (as defined below) or at any time in the future, whether or not our board of directors declares a dividend on the Preferred Stock or any other series of our preferred stock or common stock for any future dividend period. A “dividend period” is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period will begin on and include the original issuance date of the Preferred Stock.

Dividends on the Preferred Stock will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

Dividend payment dates	Dividends on the Preferred Stock will be payable on the 15th of each February, May, August and November, beginning on February 15, 2012 (each, a “dividend payment date”) when, as and if declared by our board of directors.

If any dividend payment date occurring during the Fixed Rate Period (as defined below under “Description of the Preferred Stock—Dividends”) or on February 15, 2017 is not a business day (as defined below under “Description of the Preferred Stock—Dividends”), the appropriate dividend will be paid on the first business day following that day without adjustment. If a dividend payment date occurring during the Floating Rate Period (as defined below under “Description of the Preferred Stock—Dividends”) is not a business day, the dividend payment date will be postponed to the following business day and dividends will accrue to but excluding the date dividends are paid.

No maturity	The Preferred Stock will be perpetual and will have no maturity date.

Redemption	We may redeem the Preferred Stock, in whole or in part from time to time, on any dividend payment date on or after February 15, 2017 at a redemption price equal to $25 per share, plus any declared and unpaid dividends.

Any redemption of the Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve (including any successor bank regulatory authority that may become our appropriate federal banking agency) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve or successor bank regulatory authority applicable to redemption of the Preferred Stock.

The holders of the Preferred Stock will not have the right to require redemption.

Liquidation rights	In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Preferred Stock will be entitled to receive liquidating distributions of $25 per share, plus any declared and unpaid dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Preferred Stock. If we fail to pay in full all amounts payable with respect to the Preferred Stock and any stock having the same rank upon liquidation, dissolution or winding-up as the Preferred Stock, the holders of the Preferred Stock and that other parity stock, if any, will share in any distribution of assets in proportion to the full respective liquidating distribution to which they are entitled. After the holders of the Preferred Stock and that other parity stock, if any, are paid in full, they will have no right or claim to any of our remaining assets.

Neither the sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or any part all of our property or business nor a merger or consolidation by us with or into any other entity will be considered a dissolution, liquidation or winding-up of our business or affairs.

Voting rights	Holders of Preferred Stock will not have voting rights, except with respect to authorizing or increasing senior stock, certain changes in terms of the Preferred Stock, certain dividend non-payments and as otherwise required by applicable law.

Ranking	The Preferred Stock will rank, as to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up:

•

senior to our common stock and any other class or series we may issue in the future ranking junior to the Preferred Stock as to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding-up, as applicable;

•

equally with any series of preferred stock we may issue in the future ranking equal to the Preferred Stock as to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding-up, as applicable; and

•

junior to any series of preferred stock we may issue in the future ranking senior to the Preferred Stock as to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding-up, as applicable, and to all of our existing and future debt obligations.

Preemptive and conversion rights	Holders of the Preferred Stock will not have any preemptive or conversion rights.

Listing	Application will be made to list the Preferred Stock on the New York Stock Exchange under the symbol “FNFG Pr B”. Trading of the Preferred Stock on the New York Stock Exchange is expected to commence within a 45-day period after the original issuance date of the Preferred Stock.

Tax consequences	The material U.S. federal income tax consequences of purchasing, owning and disposing of the Preferred Stock are described in “Material U.S. Federal Income Tax Considerations.” You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase an additional shares from us in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds that we receive from the offering of the Preferred Stock to consummate the HSBC Acquisition and for general corporate purposes.

Calculation agent	First Niagara Bank, N.A.

Transfer agent, paying agent and registrar	American Stock Transfer and Trust Company, LLC.

Summary Selected Consolidated Historical Financial Information

The following selected consolidated condensed financial information for the Company:

•

as of September 30, 2011 and 2010 and for the nine months ended September 30, 2011 and 2010, is derived from our unaudited interim consolidated financial statements and related notes incorporated by reference herein;

•

as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, is derived from our audited consolidated financial statements and related notes incorporated by reference herein; and

•

as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006, is derived from our audited consolidated financial statements and related notes, none of which are incorporated by reference herein.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2011 are not necessarily indicative of a full year’s operations. This information should be read in conjunction with our consolidated financial statements and the related notes thereto and other detailed information in our Annual Report on Form 10-K for the year ended December 31, 2010.

	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
				(unaudited)
	(In thousands, except per share data)
Selected financial condition data:
Total assets	$31,209,507	$20,871,540	$21,083,853	$14,584,833	$9,331,372	$8,096,228	$7,945,526
Loans, net	16,252,617	9,978,952	10,388,060	7,208,883	6,384,284	5,651,427	5,590,421
Investment Securities:
Available for sale	8,349,237	7,341,505	7,289,455	4,421,678	1,573,101	1,217,164	1,060,422
Held to maturity	2,830,744	1,125,184	1,025,724	1,093,552	—	—	—
Deposits	19,624,177	13,395,183	13,148,844	9,729,524	5,943,613	5,548,984	5,709,736
Borrowings	7,085,343	4,343,120	4,893,474	2,302,280	1,540,227	1,094,981	747,554
Stockholders equity	4,000,675	2,806,561	2,765,070	2,373,661	1,727,263	1,353,179	1,387,197
Common shares outstanding	294,898	209,059	209,112	188,215	118,562	104,770	110,719
Preferred shares outstanding	—	—	—	—	184	—	—

Selected operations data:
Interest income	$773,401	$540,268	$745,588	$490,758	$441,138	$422,772	$415,830
Interest expense	134,667	110,062	147,834	126,358	172,561	198,594	169,349

Net interest income	638,734	430,206	597,754	364,400	268,577	224,178	246,481
Provision for credit losses	44,707	35,131	48,631	43,650	22,500	8,500	6,456

Net interest income after provision for credit losses	594,027	395,075	549,123	320,750	246,077	215,678	240,025
Noninterest income	181,624	132,503	186,615	125,975	115,735	131,811	111,218
Noninterest expense	604,162	383,994	523,328	326,672	228,410	222,466	211,851

Income before income taxes	171,489	143,584	212,410	120,053	133,402	125,023	139,392
Income taxes	56,040	49,086	72,057	40,676	44,964	40,938	47,533

Net income	115,449	94,498	140,353	79,377	88,438	84,085	91,859
Preferred stock dividend and accretion	—	—	—	12,046	1,184	—	—

Net income available to common stockholders	$115,449	$94,498	$140,353	$67,331	$87,254	$84,085	$91,859

Stock and related per share data:
Earnings per common share:
Basic	$0.44	$0.48	$0.70	$0.46	$0.81	$0.82	$0.86
Diluted	0.44	0.47	0.70	0.46	0.81	0.81	0.85
Cash dividends	0.48	0.42	0.57	0.56	0.56	0.54	0.46
Book value	13.72	13.63	13.42	12.84	15.02	13.41	12.99

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	3.10	3.39	3.57	2.06	3.23	4.02	4.57
Including interest on deposits	2.19	2.25	2.38	1.54	1.73	1.62	1.81

The ratio of earnings to combined fixed charges and preferred stock dividends is calculated in accordance with SEC requirements and computed by dividing earnings by the aggregate of fixed charges and preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings, securities sold under repurchase agreements, and one-third of our rental expense, which we deem to represent interest. Preferred stock dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred stock. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Shares”), on November 21, 2008, we had had no preferred shares outstanding during the period presented. The Series A Preferred Shares were redeemed on May 27, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2006, 2007 and 2010.

RISK FACTORS

An investment in the Preferred Stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Preferred Stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Preferred Stock

The Preferred Stock will be an equity security and will be subordinate to our existing and future indebtedness.

The shares of Preferred Stock will be equity interests in First Niagara and will not constitute indebtedness. This means that the Preferred Stock will rank junior to all existing and future indebtedness and other non-equity claims on First Niagara with respect to assets available to satisfy claims on First Niagara, including claims in the event of our liquidation and we may incur additional indebtedness in the future. As of September 30, 2011, First Niagara’s indebtedness was approximately $408 million and we may incur additional indebtedness in the future. First Niagara’s existing and future indebtedness may restrict payment of dividends on the Preferred Stock.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of preferred stock like the Preferred Stock, (1) dividends will be payable only if declared by our board of directors, (2) dividends will not accumulate if they are not declared and (3) as a Delaware corporation, we may make dividend payments and redemption payments only out of funds legally available under Delaware law. As a bank holding company, our ability to declare and pay dividends is also dependent on certain federal regulatory considerations. Further, the Preferred Stock will place no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “Risk Factors—Holders of the Preferred Stock will have limited voting rights.”

The Preferred Stock will be rated below investment grade.

The Preferred Stock will not be investment-grade rated and will be subject to a higher risk of price volatility than similar, higher-rated securities. Furthermore, increases in leverage or deteriorating outlooks for an issuer, or volatile markets, could lead to continued significant deterioration in market prices of below-investment grade rated securities, such as the Preferred Stock.

Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. Further, a rating is not a recommendation to purchase, sell or hold any particular security, including the Preferred Stock. In addition, ratings do not reflect market prices or suitability of a security for a particular investor and any rating of the Preferred Stock may not reflect all risks related to the Company and its business, or the structure or market value of the Preferred Stock.

Our results of operations and our ability to fund dividend payments on the Preferred Stock and all payments on our other obligations depend upon the results of operations of our subsidiaries.

We are a holding company that conducts substantially all of our operations through First Niagara Bank and its subsidiaries. As a result, our ability to make dividend payments on the Preferred Stock will depend primarily upon the receipt of dividends and other distributions from First Niagara Bank.

Like all national banks, First Niagara Bank would be required to obtain the prior approval of the OCC to declare and pay a dividend to First Niagara if the total of all dividends declared by it in any calendar year would exceed the sum of its net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits First Niagara Bank, like all national banks, from paying dividends that would be greater than First Niagara Bank’s undivided profits after deducting statutory bad debt in excess of First Niagara Bank’s allowance for loan losses. Under the foregoing dividend restrictions, and while maintaining its “well-capitalized” status, as of September 30, 2011, First Niagara Bank could pay aggregate dividends of approximately $250 million to First Niagara without obtaining affirmative governmental approvals. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

In addition, our right to participate in any distribution of assets of our subsidiaries upon its liquidation or otherwise, and thus your ability as a holder of Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of depositors and other creditors of our subsidiaries, except to the extent that any of our claims as a creditor of our subsidiaries may be recognized. As a result, the Preferred Stock will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

As of September 30, 2011, First Niagara Bank’s total deposits and borrowings were approximately $19.6 billion and $6.7 billion, respectively.

Dividends on the Preferred Stock will be discretionary and non-cumulative.

Dividends on the Preferred Stock will be discretionary and non-cumulative. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period prior to the related dividend payment date, holders of the Preferred Stock will not be entitled to receive a dividend for that dividend period, and the unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for that period if our board of directors has not declared a dividend before the related dividend payment date, whether or not dividends on the Preferred Stock or any other series of our preferred stock or our common stock are declared for any future dividend period.

Holders should not expect us to redeem the Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not redeemable at the option of the holders. The Preferred Stock may be redeemed by us at our option, either in whole or in part, on any dividend payment date on or after February 15, 2017. Any decision we may make at any time to propose a redemption of the Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time.

Our right to redeem the Preferred Stock will also be subject to limitations. Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock will be subject to prior approval by the Federal Reserve. We cannot assure you that the Federal Reserve will approve any redemption of the Preferred Stock that we may propose.

If we are deferring payments on our outstanding junior subordinated notes or are in default under the indentures governing those securities, we will be prohibited from making distributions on or redeeming the Preferred Stock.

The terms of our outstanding junior subordinated notes prohibit us from declaring or paying any dividends or distributions on our preferred stock, including the Preferred Stock, or redeeming, purchasing, acquiring or making a liquidation payment on the Preferred Stock, if an event of default under the indentures governing those junior subordinated notes has occurred and is continuing or at any time when we have deferred payment of interest on those junior subordinated notes.

Offerings of debt, which would be senior to our Preferred Stock upon liquidation, may adversely affect the market price of our Preferred Stock.

We expect to commence in the near future a registered public offering of subordinated notes. In addition, we may attempt to increase our capital resources or, if our or First Niagara Bank’s regulatory capital ratios fall below the required minimums, we or First Niagara Bank could be forced to raise additional capital by making additional offerings of debt or equity securities, including trust preferred securities, senior or subordinated notes, preferred stock and common stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Preferred Stock.

Holders of the Preferred Stock will have limited voting rights.

Holders of the Preferred Stock will have no voting rights with respect to matters that generally require the approval of voting shareholders. Holders of the Preferred Stock will have voting rights only with respect to authorizing or increasing senior stock, certain changes in terms of the Preferred Stock, certain dividend non-payments and as otherwise required by applicable law. See “Description of the Preferred Stock—Voting Rights.”

You may find it difficult to sell your Preferred Stock.

The Preferred Stock will have no established trading market. Application will be made to list the Preferred Stock on the New York Stock Exchange under the symbol “FNFG Pr B”. However, there is no guarantee that we will be able to list the Preferred Stock. If approved, we expect trading of the Preferred Stock on the New York Stock Exchange to begin within the 45-day period after the original issuance date. Even if the Preferred Stock is listed, there may be little or no secondary market for the Preferred Stock. Even if a secondary market for the Preferred Stock develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial.

General market conditions and unpredictable factors could adversely affect market prices for the Preferred Stock.

Future trading prices of the Preferred Stock will depend on many factors, including:

•	whether we declare or fail to declare dividends on the Preferred Stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including the ratings given to the Preferred Stock;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory or judicial events affecting us or the financial markets generally; and

•	the market for similar securities.

Accordingly, the Preferred Stock may trade at a discount to the price per share paid for such shares even if a secondary market for the Preferred Stock develops.

Risks Relating to the HSBC Acquisition

The success of the HSBC Acquisition will depend on a number of uncertain factors.

Consummation of the HSBC Acquisition is subject to receipt of required regulatory approvals, including the approval of the OCC, antitrust approvals (or expirations of waiting periods), and the satisfaction of other closing conditions. The success of the HSBC Acquisition will depend on a number of factors, including, without limitation:

•

the necessary regulatory approvals to consummate the HSBC Acquisition not containing terms, conditions or restrictions that will be detrimental to, or have a material adverse effect on, First Niagara Bank;

•	our ability to access necessary capital on a timely basis;

•	our ability successfully to integrate the HSBC Branches into the current operations of First Niagara Bank;

•	our ability to limit the outflow of deposits held by our new customers in the HSBC Branches and to retain interest earning assets (i.e., loans) acquired in the HSBC Acquisition;

•	the credit quality of loans acquired as part of the HSBC Acquisition;

•	our ability to attract new deposits and to generate new interest earning assets;

•

our success in deploying the cash received in the HSBC Acquisition, on a timely basis, into assets, including investment securities, bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental noninterest expense from the HSBC Branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to find third-party purchasers for the divestitures of branches on satisfactory terms and conditions, if at all;

•	our ability to retain and attract appropriate personnel to staff the HSBC Branches;

•	our ability to earn acceptable levels of noninterest income, including fee income, from the HSBC Branches; and

•	our ability to retain the relationship managers and district sales executives we expect to hire in connection with the HSBC Acquisition.

No assurance can be given that First Niagara Bank will be able to integrate the HSBC Branches successfully, that the HSBC Acquisition will not expose us to unknown material liabilities, that the operation of the HSBC Branches will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in new market areas, or that we will be able to manage growth resulting from the HSBC Acquisition effectively. The difficulties or costs we may encounter in the integration could materially and adversely affect our earnings and financial condition.

Impact of the macroeconomic environment on the HSBC Acquisition.

The macroeconomic environment has changed significantly since the announcement of the HSBC Acquisition in ways that will currently preclude achieving certain original acquisition assumptions. Interest rates have fallen to historical lows, and capital markets, particularly in the banking sector, have been depressed and unusually volatile. We continue to intend to use the cash received in the HSBC Acquisition to pay down borrowings as well as purchase investment securities. When we announced the transaction on July 31, 2011, we anticipated investment yields for securities we would purchase to be approximately 4.25%; however, due to current market conditions, we currently expect these investment yields to be approximately 3.5%.

The pricing of divestitures and deposit and loan run-off rates could be substantially different than what we have projected in connection with our planning for the HSBC Acquisition and the integration of the HSBC Branches.

Pursuant to an agreement with the Department of Justice, we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We also expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposit liabilities and approximately $2.0 billion in loan assets from the HSBC Acquisition.

We have agreed to pay HSBC a deposit premium of 6.67% on the deposits of the HSBC Branches. We intend to divest branches—both voluntarily as a strategic matter and as part of any regulatory requirements—with deposits of approximately $4.0 billion and will assign our rights under the HSBC Purchase Agreement to third party buyers to acquire those branches. There is no assurance that we will be able to find appropriate purchasers for the branches to be divested, or to obtain other satisfactory terms and conditions with respect to such divestiture transactions. Given current market conditions, the deposit premium paid by third-party purchasers of branches to be divested is likely to be less than the 6.67% deposit premium we are paying HSBC. For voluntary, strategic divestitures, if we cannot find purchasers that can complete the divestiture transactions within a specified period of time, we have committed to acquire those branches from HSBC.

In addition, deposit run-off is expected to occur following the closing. While we believe we used a reasonable deposit run-off rate assumption for purposes of valuing the transaction, actual run-off could be higher. Moreover, it is not known whether we will be able to retain loan relationships acquired in the HSBC Acquisition over time.

We will need to convert customer loan and deposit data from HSBC’s data processing system to our data processing systems. Problems or errors in the customer account conversion process, and customer interface required to replace certain HSBC products and services with comparable products and services of First Niagara Bank, could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if we are not able to cost effectively service particular HSBC loan or deposit products with special features. An unanticipated increase in the run-off rate could increase the effective cost to us of the HSBC Acquisition.

The credit quality of loans associated with the HSBC Acquisition may be poorer than expected, which would require us to increase our allowance for loan losses and negatively affect our earnings.

Pursuant to the HSBC Purchase Agreement, First Niagara Bank will acquire approximately $2.5 billion of small business, residential mortgage and consumer related loans related to the HSBC Branches (based on August 31, 2011 data). As part of our due diligence on the HSBC Branches, we reviewed a sample of these loans in various categories and have found them to be of acceptable credit quality. Our examination of these loans was made using the same criteria, analyses and collateral evaluations that we have traditionally used in the ordinary course of our business. Although we believe the HSBC loans that we will acquire are of acceptable credit quality, and, subject to certain exceptions, we will not receive any loans that have a delinquency status of 60 days or more, no assurance can be given as to the future performance of these loans.

We may not be able to invest the funds acquired in the HSBC Acquisition in investment securities and loans at sufficient yields to ensure we earn a favorable net interest margin.

We anticipate that it may take several years to invest the acquired funds in loans such that the resulting loan-to-deposit ratio approximates First Niagara Bank’s loan-to-deposit ratio prior to the HSBC Acquisition. In the interim, First Niagara Bank expects to invest the acquired funds in a portfolio comprised primarily of investment grade securities (including corporate debt securities as well as mortgage-backed and asset-backed securities) and including some non-investment grade securities (not expected to exceed $500 million of the acquired funds as initially applied), as well as to fund loan growth. There can be no assurance that First Niagara Bank will be able to invest the acquired funds in investment securities and loans at sufficient yields at market rates or that First Niagara Bank will be able to earn a favorable net interest margin until loans can be made. When we announced the transaction on July 31, 2011, we anticipated investment yields for securities we would purchase to be approximately 4.25%; however, due to current market conditions, we currently expect these investment yields to be approximately 3.5%. Given fluctuations in market conditions, there can be no assurance that management’s current strategy for allocating the acquired funds will be the investment allocation ultimately pursued.

We face risks related to lending funds acquired in the HSBC Acquisition.

Our and First Niagara Bank’s strategic plan focuses on the continued development and growth of a diversified loan portfolio, with emphasis on commercial loans made to borrowers within First Niagara Bank’s market areas. Certain risks are inherent in the lending function, including a borrower’s inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans arises from changing economic conditions in particular geographic areas, businesses or industries that impair the operating performance of commercial borrowers. Risks associated with commercial real estate loans and general business loans also include changes in general economic conditions that affect underlying collateral values. Consumer loans also are subject to repayment risk and undercollateralization (in the case of secured consumer loans) caused by changing economic conditions.

RECENT DEVELOPMENTS

The Acquisition of the HSBC Branches

The following discussion of the HSBC Acquisition is qualified in its entirety by reference to, and should be read in conjunction with, the information included elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein and therein by reference.

Background of the HSBC Acquisition

On July 30, 2011, First Niagara Bank entered into the Purchase Agreement with HSBC, HSBC Securities and HSBC Technology & Services pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities related to the 195 HSBC Branches, primarily in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as branches in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut. Pursuant to the terms of the HSBC Purchase Agreement, First Niagara will assume approximately $14.8 billion of deposits and acquire approximately $2.5 billion of small business, residential mortgage and consumer loans related to the HSBC Branches (based on August 31, 2011 data).

We have agreed with the Department of Justice that we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. Subject to approval from the Department of Justice, we anticipate having binding agreements on these divestitures by December 31, 2011. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposit liabilities and approximately $2.0 billion in loan assets from the HSBC Acquisition. In addition, we also expect First Niagara Bank to consolidate certain other HSBC Branches with and into existing First Niagara Bank branches as a result of market and service overlap. After giving effect to estimated divestitures and consolidations, we anticipate that First Niagara Bank will retain approximately 110 HSBC Branches.

We currently expect the HSBC Acquisition to be completed, subject to receipt of all required regulatory approvals and the satisfaction of other customary closing conditions, in the second quarter of 2012. See “—Regulatory Conditions and Capital.”

Terms and Conditions of the HSBC Acquisition

Under the terms of the HSBC Purchase Agreement, First Niagara Bank will assume the deposit liabilities booked at the HSBC Branches, including demand deposits, savings accounts, money market deposit accounts, mutual fund and reserve fund sweep accounts, negotiable order of withdrawal accounts, certificates of deposit, deposits acquired through telephone or the internet or other electronic media, certain employee benefit related accounts and certain deposits by government agencies, subject to certain exceptions.

First Niagara Bank will also acquire approximately $2.0 billion in loans after estimated divestitures, approximately 20%, or $400 million, of which are small business loans, and 80%, or $1.6 billion, of which are consumer loans (including residential mortgages, home equity loans and home equity lines of credit and consumer credit cards).

In addition, approximately 99% of the small business loans are based in the State of New York. Approximately 99% of the consumer loans are to consumers whose principal residences are in the State of New York. The $2.0 billion in loans, net of divestitures, that will be acquired by First Niagara Bank will include approximately $362 million of accounts and receivables related to certain consumer and small business credit cards issued by HSBC or its affiliates to customers whose account address is in a designated area of New York.

First Niagara Bank will not receive any loans that have a delinquency status of 60 days or more, subject to certain exceptions. The actual balance of the loan portfolio acquired at the closing of the HSBC Acquisition will be affected by (i) new loan originations, (ii) utilization of undrawn commitments on both the acquired loan portfolio and new originations, (iii) principal repayment or charge-offs on both the acquired loan portfolio and new loan originations and (iv) exclusion of any loan that becomes past due for 60 days or more, subject to certain exceptions. First Niagara Bank will also assume certain letters of credit issued by HSBC or its subsidiaries.

First Niagara Bank will also assume the duties, obligations and liabilities of HSBC under any property leases relating to, or incident to the real or personal property owned by, the HSBC Branches, any leases with tenants of the HSBC Branches and certain other obligations of the HSBC Branches, except for certain excluded contracts or other obligations. Eighty-eight of the HSBC Branches are located on real property owned by HSBC, while 106 are located on leased properties and one branch is at a location for which we will not assume such duties, obligations and liabilities of HSBC. All of the real property to be sold to and accepted by First Niagara Bank is on an “as-is-where-is” basis.

First Niagara Bank will acquire all cash on hand of the HSBC Branches, as well as the real and personal property owned by the branches and the rights of the branches under any acquired loans, leases, safe deposit agreements, relationship accounts, operating contracts or records, except for certain excluded contracts and arrangements related to the retained business of HSBC as well as HSBC intellectual property. First Niagara Bank will also acquire the accrued income receivables and prepaid charges and fees related to the business of the HSBC Branches which are acquired.

First Niagara Bank will also acquire certain wealth management relationships, and the assets under management of such relationships, of HSBC Securities, which cover a broad range of financial products including annuities, insurance, mutual funds, equity and fixed income products. The acquired relationships represent approximately $4.9 billion in assets under management as of August 31, 2011.

First Niagara Bank will not acquire assets or liabilities related to certain businesses of the HSBC Branches to be retained by HSBC, including the middle-market and large corporate banking business, the private banking business, the student loan business and the direct banking business (as well as the business of providing financial services to customers of such retained businesses).

The HSBC Purchase Agreement contemplates that First Niagara Bank will effectuate divestitures by assigning its rights under the HSBC Purchase Agreement to acquire certain groups of HSBC Branches and related deposits to multiple third-party purchasers. This will enable direct sales by HSBC of those groups of branches and deposits to the third-party purchasers. The HSBC Purchase Agreement does not make pricing or other agreements with HSBC conditional upon completion of these third-party purchases, but it seeks to avoid multiple branch conversions, achieve transaction efficiencies and avoid customer confusion. The mechanism also seeks to facilitate sequential closings on the sales and harmonization with appropriate transitional services to be provided by HSBC. If First Niagara Bank cannot find suitable third-party purchasers within one year following the execution of the HSBC Purchase Agreement, First Niagara Bank will be obligated to acquire the entirety of the HSBC Branches (subject to a special provision governing any of the HSBC Branches, or related deposits and assets, that First Niagara Bank has agreed to divest as a condition to its obtaining regulatory approvals). No assurance can be given that First Niagara Bank will be able to find suitable third-party purchasers prior to the one year anniversary of the execution of the HSBC Purchase Agreement. In the event First Niagara Bank cannot find purchasers within the applicable time period, we may be required to raise additional capital following any such acquisition of such branches and prior to any consummated divestiture.

The HSBC Purchase Agreement requires First Niagara Bank to offer employment to all employees (excluding certain employees to be retained by HSBC) of the HSBC Branches, including certain employees of HSBC Securities who provide financial advisory services to customers at the HSBC Branches, and to employ any employee who does not decline the offer. Any employee who accepts employment with First Niagara Bank will be entitled to receive a base salary or regular hourly wage that is substantially the same as that which was provided by HSBC, will be entitled to employee benefits no less favorable, in the aggregate, than those provided by HSBC, and have an annual incentive compensation opportunity that is provided to similarly situated employees of First Niagara Bank. First Niagara Bank will credit each employee for the employee’s period of service as recognized by HSBC with respect to First Niagara Bank’s employee benefit plans, practices and policies, except for grandfathering and/or benefit accruals under any defined benefit pension plan or post-retirement welfare benefit plan of First Niagara Bank or any recognition that would result in the duplication of benefits. Credit for prior service will not be provided with respect to First Niagara Bank’s employee stock ownership plan.

The HSBC Acquisition is contingent upon receipt by First Niagara Bank of all necessary regulatory approvals, including approval of the OCC as well as other customary closing conditions. See “—Regulatory Conditions and Capital.”

Reasons for the HSBC Acquisition

The following summarizes what we believe are the major objectives and anticipated benefits of the HSBC Acquisition:

•

The HSBC Acquisition represents a unique opportunity to acquire approximately 110 bank branches (after giving effect to estimated divestitures and consolidations). We believe that the HSBC Acquisition will result in earnings growth and strengthen our franchise. The HSBC Acquisition is expected to result in a strong liquidity position and to be accretive to earnings per share commencing in 2013. Moreover, we believe that due to the enhanced earnings growth resulting from the HSBC Acquisition, we will likely have a higher rate of annual capital generation than we would have if we did not complete the HSBC Acquisition. We believe this enhanced level of capital generation will offset the initial dilution of tangible book value per share caused by the offering of common stock that priced on December 6, 2011.

•

The size of the HSBC Acquisition, in terms of loans to be acquired, deposit liabilities to be assumed, and the number of banking offices to be acquired, presents us with an attractive opportunity to enhance our position in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut.

•

Our size relative to our competitors—smaller than large banks having a national reach, but significantly larger than the small local banks currently serving the target markets—will provide us with a strategic advantage in continuing to serve a segment of the market that desires both personalized attention and access to a broad array of financial products and services offered at competitive prices. We believe that the customers of the HSBC Branches will generally fit our traditional customer profile. Our expected retention of HSBC relationship managers will enable us to provide continuity of service to the customers of the HSBC Branches.

•

The total loan portfolio of approximately $2.0 billion that we expect to acquire as part of the HSBC Acquisition, after estimated divestitures of approximately $0.5 billion, presents limited risk. The portfolio to be acquired is performing with no loans that are 60 days or more past due, subject to certain exceptions. The portfolio is an in-market seasoned portfolio and will be marked to fair value at closing. Since we will record all acquired loans at their fair value on the acquisition date, we expect future additions to the allowance for loan losses related to such loans will be limited, if any, in the foreseeable future.

•

The total deposits of approximately $10.8 billion that we expect to assume as part of the HSBC Acquisition, after estimated divestitures of approximately $4.0 billion, have a favorable composition. Our loans-to-deposits ratio was approximately 83% as of September 30, 2011. Immediately following the HSBC Acquisition, we expect to have, after such estimated divestitures and on a pro forma basis, a loans-to-deposit ratio of approximately 63%. The approximately $2.6 billion increase in cash and cash equivalents as a result of the HSBC Acquisition, after, among other things, estimated divestitures and after estimated pay down of wholesale borrowings, will enhance our liquidity and support increased loan growth in the future.

•

The HSBC Acquisition provides us with the opportunity to grow our share of the consumer banking, business banking and wealth management businesses in Upstate New York. We believe that the Buffalo, Rochester, Syracuse and Albany banking markets are attractive and have continued to outperform the nation with lower overall unemployment and positive house price appreciation, versus continued significant declines elsewhere in the U.S.

For a discussion of the potential risks inherent in the HSBC Acquisition, see “Risk Factors—Risks Relating to the HSBC Acquisition.”

Regulatory Conditions and Capital

The HSBC Acquisition is contingent upon obtaining necessary regulatory approvals. We have filed an application with the OCC and other relevant regulators to acquire the HSBC Branches. Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on First Niagara Bank after the completion of the HSBC Acquisition. We have agreed with the Department of Justice that we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011, as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons.

As of September 30, 2011, we and First Niagara Bank maintained capital ratios that satisfied the “well capitalized” standards under applicable regulatory capital guidelines. Our and First Niagara Bank’s capital ratios as of the closing of the HSBC Acquisition will be affected by a number of factors, including the closing of this offering and the offering of common stock that priced on December 6, 2011 and the expected offering of subordinated notes, the final balances of the loans acquired and deposits assumed in the HSBC Acquisition, fair value adjustments under purchase accounting rules, including adjustments due to interest rate changes, and our performance and the performance of First Niagara Bank between September 30, 2011 and the closing of the HSBC Acquisition.

While no assurance can be given, we expect that upon the completion of this offering, the offering of common stock that priced on December 6, 2011 and the expected offering of subordinated notes and the HSBC Acquisition, after giving effect to the estimated divestitures and the estimated pay down of wholesale borrowings and purchase accounting adjustment and the recording of goodwill and intangibles, we and First Niagara Bank will remain “well-capitalized.” Set forth below are the capital ratios for First Niagara as of September 30, 2011, on an actual basis and a pro forma basis giving effect to the factors set forth in the preceding sentence. In addition, after taking into account internal capital generation (including giving effect to the reduction in our per share common dividend described elsewhere in this prospectus supplement) and the other considerations described below under “—Impact of the HSBC Acquisition on Operating Performance”, we anticipate that First Niagara’s capital ratios as of June 30, 2012, giving effect to the same factors, will be approximately as set forth below. Forward-looking statements are subject to significant risks, assumptions and uncertainties, including the important factors listed under “Forward-Looking Statements.”

	As of September 30, 2011		As of June 30, 2012
	Actual	Pro Forma	Pro Forma
First Niagara Financial Group, Inc.
Tier 1 risk based capital ratio	11.9%	9.6%	9.8%
Total risk based capital ratio	12.6	11.6	11.8
Tier 1 common risk based capital ratio*	11.3	7.5	7.7
Tier 1 leverage ratio	7.4	5.9	6.0
Tangible common equity to tangible assets*	7.4	5.0	5.2
Tangible common equity to risk weighted assets*	12.1	8.2	8.4

*	Tier 1 common capital, tangible common equity and tangible assets are Non-GAAP measures. Tier 1 common capital as of September 30, 2011 was computed by subtracting $450 million of qualifying restricted core capital elements from Tier 1 capital of $2.1 billion. Tangible common equity as of September 30, 2011 was computed by subtracting $1.8 billion of goodwill and other identifiable intangible assets from common stockholders’ equity of $4.0 billion. Tangible assets as of September 30, 2011 was computed by subtracting $1.8 billion of goodwill and other identifiable intangible assets from total assets of $31.2 billion. The pro forma ratios using these non-GAAP measures were calculated in the same manner.

Unaudited Pro Forma Financial Information Relating to the HSBC Acquisition

The following unaudited pro forma combined condensed consolidated statement of financial condition has been prepared using the acquisition method of accounting and has been derived from our historical unaudited consolidated statement of financial condition as of September 30, 2011, adjusted to give effect to the proposed acquisition of assets and assumption of liabilities in connection with the HSBC Acquisition and the estimated purchase accounting adjustments (including capitalized expenditures and integration expenses) resulting from the HSBC Acquisition and the estimated divestitures, the estimated pay down of wholesale borrowings and the estimated receipt of proceeds from one or more offerings of Preferred Stock (including this offering), the offering of common stock that priced on December 6, 2011 and the expected offering of subordinated notes (collectively, the “Transactions”) as though the Transactions were completed on September 30, 2011. You should read the unaudited pro forma combined condensed consolidated statement of financial condition in conjunction with our historical unaudited consolidated statement of financial condition as of September 30, 2011 and the related notes.

The unaudited pro forma combined condensed consolidated statement of financial condition is presented for illustrative purposes only and not necessarily indicative of the financial position that would have been achieved were the Transactions completed on such date. The unaudited pro forma combined condensed consolidated statement of financial condition also does not purport to project our consolidated statement of financial condition for any future period.

The pro forma financial information includes estimated fair values of assets and liabilities of HSBC and represents our estimates based on available information. The pro forma adjustments included herein are subject to change in accordance with the terms of the HSBC Purchase Agreement and as additional information becomes available and additional analyses are performed. The allocation of the purchase price for the HSBC Acquisition will be determined after the analyses to determine the fair value of the HSBC Branches’ tangible and identifiable intangible assets and liabilities are completed subsequent to the completion of the HSBC Acquisition. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated statement of financial condition will affect the amount of the purchase price allocated to goodwill and other assets and liabilities. The actual adjustments may be materially different from those reflected in the unaudited pro forma adjustments presented herein.

The unaudited pro forma stockholders’ equity is qualified by the statements set forth above and below and should not be considered indicative of the market value of First Niagara’s common stock or the actual or future results of operations of First Niagara for any period. Actual results may be materially different than the pro forma statement of financial condition presented.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition*

As of September 30, 2011

		HSBC Acquisition
	First Niagara historical	Assets acquired and liabilities (1) assumed	Purchase accounting adjustments		Balance sheet restructuring and branch divestitures		First Niagara pro forma
	(in thousands)
Assets:
Cash and investment securities	$11,844,165	$12,286,000	$(990,000	) (2)	$(7,604,000	) (7)	$15,536,165
Loans held for sale	79,820	—	—		—		79,820
Loans	16,365,366	2,459,000	(42,000	) (3)	(489,000	) (8)	18,293,366
Less: Allowance for loan losses	112,749	—	—		—		112,749

Net loans and leases	16,252,617	2,459,000	(42,000)		(489,000)		18,180,617
Bank-owned life insurance	416,449	—	—		—		416,449
Premises and equipment, net	303,634	100,000	—		40,000	(9)	443,634
Goodwill	1,710,311	—	765,000	(4)	(94,000	) (10)	2,381,311
Other identifiable intangibles, net	102,317	—	269,000	(5)	(74,000	) (11)	297,317
Other assets	500,194	—	—		2,000	(12)	502,194

Total assets	31,209,507	14,845,000	2,000		(8,219,000)		37,837,507

Liabilities and Stockholders’ Equity:
Deposits	19,624,177	14,845,000	2,000	(6)	(4,000,000	) (13)	30,471,177
Borrowings	7,085,343	—	—		(4,979,000	) (14)	2,106,343
Other liabilities	499,312	—	—		—		499,312

Total liabilities	27,208,832	14,845,000	2,000		(8,979,000)		33,076,832
Stockholders’ equity	4,000,675	—	—		760,000	(15)	4,760,675

Total liabilities and stockholders’ equity	$31,209,507	$14,845,000	$2,000		$(8,219,000)		$37,837,507

(See “Notes to the Unaudited Pro Forma Combined Condensed Statement of Financial Information” below)

*	Numerical notes are included within Note B, below.

Notes To The Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition

Note A—Basis of Presentation. The unaudited pro forma combined condensed consolidated statement of financial condition and explanatory notes show the impact on First Niagara’s historical statement of financial condition resulting from the HSBC Acquisition under the acquisition method of accounting. Under the acquisition method of accounting, the assets acquired and liabilities assumed of HSBC are recorded by First Niagara at their respective fair values on the date the HSBC Acquisition was completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of First Niagara as of September 30, 2011 and the acquired HSBC Branches as of August 31, 2011, and assumes that the HSBC Acquisition was completed on September 30, 2011.

As the branch acquisition is recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit, and no allowance for loan losses is carried over to First Niagara’s statement of financial condition.

Note B—Pro Forma Adjustments. The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

(1)	Represents the assets acquired and liabilities assumed in the HSBC Acquisition as of August 31, 2011.

(2)	Represents the estimated deposit premium paid for the HSBC Branches of 6.67% of deposit balances at transaction close.

(3)	Represents the estimated fair value adjustment to loans, which includes a 3% credit mark and an interest rate mark. Accordingly, any existing HSBC allowance for loan losses is not carried over.

(4)	Represents adjustments to goodwill resulting from recording the assets and liabilities of HSBC at fair value.

(5)	Represents the recognition of the fair value of a core deposit intangible asset associated with the deposit liabilities assumed.

(6)	The purchase accounting adjustment on deposits relates to the estimated fair value adjustment of the certificate of deposit liabilities.

(7)	Represents the pay down of wholesale borrowings of approximately $5.3 billion, the net cash outflow of approximately $3.3 billion related to the divested loans and deposits (which reflects an expected 4% premium received by us on the divested deposits), capital expenditures and restructuring charges of approximately $0.1 billion and approximately $1.1 billion in estimated proceeds from one or more offerings of preferred stock (including this offering) ($350 million), the offering of common stock that priced on December 6, 2011 ($450 million) and the expected offering of subordinated notes ($300 million).

(8)	Represents the sale of loans in connection with the estimated divestiture of certain branch locations.

(9)	Represents anticipated capital expenditures for occupancy, technology, and communications net of the premises and equipment for divested locations.

(10)	Represents the elimination of the goodwill allocated to the divested branches.

(11)	Represents the elimination of the core deposit intangible allocated to the divested deposits.

(12)	Represents the deferred financing costs related to the expected subordinated notes offering.

(13)	Represents the anticipated reduction in deposits resulting from branch divestitures and other possible adjustments. We expect net acquired deposits of approximately $10.8 billion upon the closing of the HSBC Acquisition and the estimated divestitures.

(14)	In connection with the HSBC Acquisition, we represent the net impact of paying down approximately $5.3 billion in wholesale borrowings and the expected issuance of $300 million in subordinated notes.

(15)	The increase represents the net proceeds from the offering of common stock that priced on December 6, 2011 and from one or more offerings of preferred stock (including this offering) and the after-tax impact of approximately $15 million in restructuring charges reported at the closing of the HSBC Acquisition.

Impact of the HSBC Acquisition on Operating Performance

The following discussion represents our current assessment of the incremental impact of the HSBC Acquisition on our operating performance. Numerous factors, including factors outside our control (such as the general level of interest rates and both national and regional economic conditions), may significantly alter the effects described below. As such, there can be no assurance that the effects of the HSBC Acquisition will meet our expectations. See “Forward Looking Statements” and “Risk Factors—Risks Relating to the HSBC Acquisition.”

Significant Assumptions. In addition to the assumptions stated below, we made the following assumptions in arriving at the current assessment of the incremental impact of the HSBC Acquisition on our operating performance discussed in this prospectus supplement: (i) the outlook for regional and national economic conditions and interest rates will remain relatively stable, (ii) customers located in the markets served by the HSBC Branches have similar needs and desires as our current customers in our New York markets, (iii) run-off of non-certificate deposits to be acquired in the HSBC Acquisition will occur shortly following consummation of the HSBC Acquisition and run-off of certificates of deposit will occur at their scheduled maturity dates, (iv) we will be able to re-price the deposits from the HSBC Acquisition to rates more consistent with both current market rates and First Niagara Bank’s existing rates and (v) the cost to operate the HSBC Branches will be consistent with our current expectations. While we believe these assumptions and the other assumptions stated throughout this section are reasonable, there can be no assurance that actual results will be consistent with these assumptions.

Net Interest Income. Upon consummation of the HSBC Acquisition, First Niagara Bank is expected to assume, after estimated divestitures, approximately $10.8 billion in deposit liabilities and acquire approximately $2.0 billion in loans and approximately $7.9 billion in cash. In addition, we expect to receive approximately $1.1 billion in estimated proceeds from the offering of common stock that priced on December 6, 2011 ($450 million), one or more offerings of preferred stock (including this offering) ($350 million) and the expected offering of subordinated notes ($300 million). The cash from the HSBC Acquisition will largely be used to pay down approximately $5.3 billion in wholesale borrowings and, together with the proceeds from the offerings, to purchase investment securities and fund additional loan growth.

Upon transaction close and after divestitures, we expect to acquire approximately $2.0 billion in loans, including accrued interest receivable. The net acquired portfolio will consist of small business, residential and consumer loans (including home equity loans, home equity lines of credit and credit cards). The following table highlights the net acquired loans by type and estimated weighted average yield, as of August 31, 2011.

	Balance	Yield
	(in millions)
Consumer	$438.1	14.0%
Residential	458.0	5.1
Home equity loans and lines	669.4	4.0
Commercial loans	340.7	5.8
Commercial credit cards	55.9	7.5

Total Loans	$1,962.1	6.9%

We anticipate the loan balance at the HSBC Branches, after estimated divestitures and consolidations to grow by approximately $100 million to $200 million in 2012.

The composition of the investment portfolio and its ability to provide a competitive yield while not compromising our asset/liability management, liquidity, credit and investment policies and characteristics is an important component of the HSBC Acquisition.

We estimate that we will initially have approximately $9.0 billion of cash, after divestitures, in order to repay approximately $5.3 billion in borrowings, and the remainder will be invested in securities and used to fund loan growth. We expect to purchase approximately $900 million of consumer loan asset-backed securities; $900 million of commercial mortgage-backed securities; $900 million of collateralized loan obligations; $550 million of corporate bonds; and smaller quantities of agency mortgage-backed securities, U.S. Treasury obligations, municipal securities, agency debt and non-agency mortgage-backed securities. We began purchasing these securities in the fourth quarter of 2011. It is anticipated that the weighted average rating will be AA, with 85% of the securities purchased being above investment grade (BBB–). We expect that the average risk-weighting for regulatory capital purposes of the securities portfolio will increase to approximately 21%, from approximately 15% at September 30, 2011.

Following transaction close and after divestitures, we expect to assume approximately $10.8 billion in deposits, including accrued interest payable. The impact of the HSBC Acquisition on interest expense is expected to include interest expense of the HSBC Branches’ deposits, which had an average cost of approximately 0.39%. It is anticipated that approximately 5%–6% of total deposits assumed, after divestitures, will run-off prior to or in the nine-month period following the closing of the Transactions. Nonetheless, we believe that our product and services offerings are comparable to those offered by HSBC and that we will be able to provide a similar level of service to the customers acquired. The following table summarizes the net deposits assumed by type and estimated weighted average interest rates as of August 31, 2011.

	Balance	Rate
	(in millions)
Interest bearing	$5,991.5	0.33%
Noninterest bearing	436.3	—
Certificates	1,077.7	0.53

Total deposits excluding public and online savings	7,505.5	0.34
Public	2,052.6	0.29
Online savings	1,286.9	0.80

	$10,845.0	0.39%

We expect the net interest margin of the HSBC Branches to be in a range of 4.00% to 4.50% after giving effect to, among other factors, an anticipated yield of approximately 3.5% on the investment securities purchased in connection with the Transactions. Also, by replacing $5.3 billion of wholesale funding with the funding provided by the deposits from the HSBC Acquisition, we anticipate lowering our funding by 90 – 100 basis points on this amount. This range of net interest margin we realize will depend on the prevailing level of interest rates, the yields we earn on the existing loan portfolio and new originations, the rates we pay on the existing deposit portfolio and new deposits and the yields we earn on the securities portfolio.

Provision for Credit Losses. Since we will record all acquired loans at their fair value on the acquisition date, we expect future additions to the allowance for credit losses related to such loans will be minimal for the foreseeable future to the extent that the estimates of fair value are accurate. In addition, at closing, under the terms of the Purchase Agreement, First Niagara Bank will not receive any loans that are 60 days or more delinquent, subject to certain exceptions. After the HSBC Acquisition, actual provision expense will be based on numerous factors, including the state of the national and regional economies, local real estate values, and trends in our nonperforming loans, delinquencies and charge-offs. We expect to maintain a reserve ratio of 1.2% for newly originated loans related to the HSBC Acquisition.

Noninterest Income. We expect that noninterest income related to the HSBC Acquisition will equate to approximately 0.80%–0.90% of net retained average total deposits. Additional opportunities exist for further improvements in noninterest income through improved penetration for insurance sales, investment product sales, employee benefits consulting and lending activities.

Noninterest Expense. We expect that noninterest expense related to the HSBC Acquisition will equate to approximately 1.40% of net retained average total deposits, excluding intangible amortization. We expect the operating expenses to be a combination of the following: (i) the cost to operate each individual branch, which is a combination of branch employees and other standard branch maintenance functions, (ii) FDIC deposit insurance premiums, (iii) expenses associated with the centralization of support functions and costs incurred to expand and enhance the services, products and support provided to the HSBC Branches’ customers, (iv) marketing expenses to develop strong brand awareness in the markets in and around the HSBC Branches, and (v) depreciation expense associated with capitalizable expenses for technology investments, facility costs and signage, which is expected to range between $5.0 million to $6.0 million per year.

In addition, there will be non-cash charges associated with amortization of the core deposit intangible and depreciation of capitalized one-time expenses. The core deposit intangible resulting from the HSBC Acquisition is expected to be amortized utilizing an accelerated method over a period of approximately eight years for GAAP purposes and the straight-line method over fifteen years for tax purposes. The core deposit intangible is expected to be 2.0% of core deposits (total deposits less certificates of deposit), and the amortization of the core deposit intangible is estimated to be $45 million in the first twelve months following the HSBC Acquisition.

There will be approximately $150.0 million to $175.0 million of pre-tax merger and integration expenses that cannot be capitalized and will impact our reported earnings during 2012.

Income Taxes. We estimate that the marginal tax rate that results from the HSBC Branches will be approximately 35%. The goodwill generated by the transaction will be deducted and amortized for tax purposes over 15 years utilizing the straight line method.

Certain Forward-Looking Financial Information. We have summarized below our current expectations of certain forward-looking financial information after giving effect to the Transactions. Forward-looking statements are subject to significant risks, assumptions and uncertainties, including the important factors listed under “Forward-Looking Statements,” and, accordingly, there can be no assurance that the effects of the Transactions will align with our current expectations. The information set forth below giving effect to the Transactions assumes that the Company’s operating earnings growth on a stand-alone basis (that is, without taking into account the impact of the Transactions) would be in the mid-single-digit percentage per year range during relevant periods.

•

Pro Forma Operating EPS. The current mean of analysts’ estimates of the Company’s 2012 earnings per share, as reflected in data published by the Institutional Broker’s Estimate System, or “I/B/E/S”, assumes a lower loan loss provision and amortization of our core deposit intangible, and a more optimistic efficiency ratio, than we anticipate. Adjustment for those factors would reduce the I/B/E/S 2012 estimate of the Company’s earnings per share by approximately 6% to 7%.

•

Accretion. While we expect the Transactions to be approximately 1% to 2% dilutive to the Company’s operating earnings per share in 2012, we expect them to be approximately 4% and 9% accretive to the Company’s operating earnings per share in 2013 and 2014, respectively. Operating earnings is a Non-GAAP measure calculated as net income without adjustment for (that is, plus) non-recurring expenses related to acquisitions, integration and restructurings.

•

ROATCE and ROAA. We expect that, for 2013 (the first full year after anticipated consummation of the Transactions), the Company’s return on average tangible common equity (that is, operating earnings divided by average tangible common equity) will be approximately 18% and the Company’s return on average assets (that is, operating earnings divided by total average consolidated assets) will be approximately 1.00%. Operating earnings and tangible common equity are Non-GAAP measures. Operating earnings is described above. Tangible common equity consists of common stock and related capital surplus and retained earnings less goodwill and other intangible assets.

•

IRR. We anticipate an internal rate of return from the HSBC Acquisition, after giving effect to anticipated divestitures and expected pay down of wholesale borrowings, of approximately 16%. Our calculation of the Company’s anticipated internal rate of return, like calculations of internal rates of return for transactions generally, is a Non-GAAP measure that does not have a direct analogy under generally accepted accounting principles. Generally described, we calculated the Company’s anticipated internal rate of return for the HSBC Acquisition by calculating the discount rate that would set the net present value of the HSBC Acquisition’s incremental time-weighed cash flows to zero. These cash flows consist of an initial equity injection into the net acquired HSBC balance sheet (regarded as a standalone entity) and subsequent dividend payments to maintain a tangible common equity to tangible asset ratio of 6%, the resulting investment proceeds from this cash injection, the resulting expense savings provided from the $5.3 billion in expected pay down of wholesale borrowings and the expected net income contribution from the HSBC Acquisition. The subsequent terminal value in the calculation uses a forward price-to-earnings multiple of 12.

•

Tangible Book Value Per Common Share. We anticipate that, immediately after the closing of the Transactions, the Company’s tangible book value per common share will be approximately $5.25. Tangible book value per common share is a Non-GAAP measure calculated as tangible common equity (as described above) divided by the number of outstanding shares of common stock. We anticipate that, taking into account internal generation of capital (including resulting from the reduction in our quarterly common stock dividend from $0.16 to $0.08 per share described elsewhere in this prospectus supplement), the dilution in First Niagara’s tangible book value per common share resulting from the Transactions, all else being equal, will be eliminated in less than five years, with a compound annual growth rate in our tangible book value averaging 16% per annum through 2014.

The Acquisition of NewAlliance Bancshares, Inc.

On August 18, 2010, we entered into a merger agreement to acquire NewAlliance and its wholly-owned subsidiary, NewAlliance Bank. On April 15, 2011, we completed the NewAlliance Acquisition. The cash and stock transaction was valued at approximately $1.5 billion based on First Niagara’s closing stock price of $14.00 as of April 15, 2011. As a result of the NewAlliance Acquisition, we acquired 88 bank branches across eight counties from Greenwich, Connecticut to Springfield, Massachusetts.

NewAlliance’s unaudited financial statements as of and for the quarters ended March 31, 2011 and March 31, 2010, and its audited annual financial statements as of December 31, 2010 and December 31, 2009 and for the periods ended December 31, 2010, December 31, 2009 and December 31, 2008, are incorporated by reference in this prospectus supplement. Unaudited pro forma combined condensed consolidated financial statements reflecting the NewAlliance Acquisition, as well as the Harleysville acquisition, as of and for the quarter ended March 31, 2011 and as of and for the year ended December 31, 2010 are also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Common Stock and Subordinated Notes Offerings

On December 6, 2011, we priced an underwritten public offering of 52,941,176 shares of our common stock, which we expect to close on December 12, 2011, subject to certain customary closing conditions. In addition, we granted the underwriters of the common stock offering a 30-day option to purchase up to 3,970,588 additional shares of common stock. The shares of our common stock have been offered pursuant to a separate prospectus supplement.

In addition, we expect to commence in the near future a separate registered public offering of $300 million aggregate principal amount of subordinated notes. The subordinated notes will be offered pursuant to a separate prospectus supplement.

The closing of this offering of Preferred Stock is not conditioned upon the closing of our offerings of common stock or subordinated notes.

Change in Common Stock Dividend Policy

On December 6, 2011, First Niagara announced that its Board of Directors intends to reduce the quarterly cash dividend on its common stock to $0.08 per share commencing with the first quarter of 2012, compared to the $0.16 per share that has been paid in recent quarters. As a result of these actions, we believe First Niagara will have in excess of eight quarters of cash liquidity without reliance on First Niagara Bank dividends. The lower dividend payout will preserve approximately $110 million of First Niagara’s capital during 2012, accelerating the build of its capital levels following the consummation of the HSBC Acquisition.

USE OF PROCEEDS

We expect net proceeds of this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase an additional             shares from us in full).

We intend to use the net proceeds of this offering to consummate the HSBC Acquisition and for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the issuance and sale of $350,000,000 aggregate liquidation preference of the shares of Preferred Stock offered hereby and by subsequent offerings of Preferred Stock and (ii) the issuance and sale of 52,941,176 shares of common stock at a price per share of $8.50 in the offering of our common stock that priced on December 6, 2011 and the expected issuance and sale of $300,000,000 aggregate principal amount of subordinated notes (the closing of this offering of Preferred Stock is not conditioned upon the closing of our offerings of common stock or subordinated notes); and

•

on an as further adjusted basis to give effect to the consummation of the HSBC Acquisition, including our expected use of cash acquired in the HSBC Acquisition to pay down $5.3 billion of wholesale borrowings.

The following table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus and in conjunction with the Unaudited Pro Forma Combined Condensed Statement of Financial Condition as of September 30, 2011 and the related notes contained in this prospectus supplement above under “Recent Developments—The Acquisition of the HSBC Branches—Unaudited Pro Forma Financial Information Relating to the HSBC Acquisition.”

	As of September 30, 2011
	(unaudited) ($ in thousands)
	Actual	As Adjusted	As Further Adjusted
Short term debt
FHLB advances	$464,082	$464,082	$164,082
Repurchase agreements	692,629	692,629	692,629

Total short term debt	1,156,711	1,156,711	856,711

Long term debt
6.75% senior notes due 2020	296,946	296,946	296,946
FHLB advances	2,660,142	2,660,142	460,142
Repurchase agreements	2,841,117	2,841,117	62,117
Subordinated notes (1)	—	300,000	300,000
Other borrowings	130,427	130,427	130,427

Total long term debt	5,928,632	6,228,632	1,249,632

Stockholders’ equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued and outstanding on an actual basis and 14,000,000 shares issued and outstanding on an as adjusted basis and an as further adjusted basis (2)	—	338,015	338,015
Common stock, $0.01 par value, 500,000,000 shares authorized; 309,090,281 shares issued and outstanding as of September 30, 2011 on an actual basis and 362,031,457 shares issued and outstanding on an as adjusted basis and an as further adjusted basis (3)	3,091	3,620	3,620
Additional paid-in capital	3,759,945	4,194,221	4,194,221
Retained earnings	363,376	363,376	363,376
Accumulated other comprehensive income	89,690	89,690	89,690
Common stock held by ESOP, 2,421,176 shares	(19,481)	(19,481)	(19,481)
Treasury stock, at cost, 14,192,407 shares	(195,946)	(195,946)	(195,946)

Total stockholders’ equity	4,000,675	4,773,495	4,773,495

Total capitalization	$11,086,018	$12,158,838	$6,879,838

(1)	Assumes that $300,000,000 aggregate principal amount of subordinated notes are sold in the expected subordinated notes offering at a price to public of 100% per note and that the net proceeds thereof are approximately $298 million after deducting underwriting discounts and commissions and our estimated offering expenses.
(2)	Assumes that 14,000,000 shares of the Preferred Stock are sold in this offering at $25 per share and that the net proceeds thereof are approximately $338 million after deducting underwriting discounts and commissions and our estimated offering expenses.
(3)	The net proceeds of the offering of the common stock that priced on December 6, 2011 will be approximately $434.8 million after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters’ option to purchase additional shares is exercised in full, the net proceeds will be approximately $467.5 million after deducting underwriting discounts and commissions and our estimated offering expenses, and common stock and additional paid-in capital will increase to $3.6 million and $4.2 billion, respectively, on as adjusted and an as further adjusted basis.

REGULATORY MATTERS

As a bank holding company, we are subject to regulation and supervision by the Federal Reserve, which has enforcement authority over us. Among other responsibilities, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a risk to First Niagara Bank. The Federal Reserve examines us periodically and prepares reports for the consideration of our Board of Directors on any operating deficiencies that they may identify. While the Federal Reserve historically has expected bank holding companies to act as a source of strength to their bank subsidiaries, effective July 21, 2011, we are required by the Dodd-Frank Wall Street Reform and Consumer Protection Act to act as a source of strength for First Niagara Bank and for any other depository institution subsidiary of ours in the future.

First Niagara Bank is examined and supervised by the OCC, the Bureau of Consumer Financial Protection and, to a lesser extent, the FDIC. First Niagara Bank is a member of, and owns stock in, the Federal Home Loan Bank (“FHLB”) of New York and also owns stock in each of the FHLB of Pittsburgh and FHLB of Boston, each of which is one of the 12 regional banks in the FHLB. First Niagara Bank is also regulated, to a lesser extent, by the Federal Reserve with respect to reserves it is required to maintain against deposits and other operational matters.

Our relationships with our depositors, borrowers and other customers are also regulated to a great extent by both federal and state laws and agencies, especially in matters concerning consumer protection, privacy, anti-money laundering and the ownership of deposit accounts.

There are numerous governmental requirements and regulations that affect our business activities. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to First Niagara, please refer to our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011, June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011) and September 30, 2011, all incorporated by reference in this prospectus supplement, and any subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the OCC and the FDIC, among other factors. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business.

DESCRIPTION OF THE PREFERRED STOCK

The following is a summary of some of the terms of the Preferred Stock. This summary contains a description of the material terms of the Preferred Stock. The following summary of the terms and provisions of the Preferred Stock is qualified in its entirety by reference to the pertinent sections of our restated certificate of incorporation, including the certificate of designations creating the preferred stock, and the applicable provisions of the Delaware General Corporation Law and federal law governing bank holding companies.

General

The Preferred Stock represents a single series of our authorized preferred stock. We are offering shares of the Preferred Stock in the aggregate, by this prospectus supplement. Shares of the Preferred Stock will be validly issued, fully paid and nonassessable. As of the date of this prospectus supplement, we have no issued and outstanding series of preferred stock.

We reserve the right to re-open this series of Preferred Stock and issue additional shares of the Preferred Stock either through public or private sales at any time and from time to time. The additional shares would form a single series with the Preferred Stock offered by this prospectus supplement.

The Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of our stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase. The Preferred Stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Ranking

The Preferred Stock will rank, as to the payment of dividends and/or distribution of assets upon our liquidation, dissolution, or winding-up:

•

senior to our common stock and any other class or series of shares we may issue in the future ranking junior to the Preferred Stock as to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding-up, as applicable;

•

equally with any series of preferred stock we may issue in the future ranking equal to the Preferred Stock as to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding-up, as applicable; and

•

junior to any series of preferred stock we may issue in the future ranking senior to the Preferred Stock as to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding-up, as applicable, and to all of our existing and future debt obligations.

Dividends

Holders of the Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available therefor, non-cumulative cash dividends on the liquidation preference amount of $25 per share at (i) from and including the date of original issuance to but excluding February 15, 2017 (the “Fixed Rate Period”), a rate of     % per annum, and (ii) from and including February 15, 2017 (the “Floating Rate Period”), a floating rate equal to three-month LIBOR plus a spread of     % per annum. Dividends on the Preferred Stock will be payable quarterly in arrears on the 15th of each February, May, August and November, beginning on February 15, 2012, with respect to the quarterly dividend period (or portion thereof) ending on the day preceding such respective dividend payment date. Dividends will be payable to holders of record at 5:00 p.m, New York City time, on the 15th calendar day before such dividend payment date or such other record date not more than 60 nor less than 10 days preceding such dividend payment date fixed for that purpose by our board of directors in advance of payment of each particular dividend.

The dividend rate for each dividend period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the dividend period, which date is the “dividend determination date” for the dividend period. The calculation agent then will add three-month LIBOR as determined on the dividend determination date and the applicable spread. Absent manifest error, the calculation agent’s determination of the dividend rate for a dividend period for the Preferred Stock will be binding and conclusive on you, the transfer agent, and us. A “London banking day” is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on “Reuters screen page LIBOR01” at approximately 11:00 a.m., London time, on the relevant dividend determination date. If no offered rate appears on Reuters screen page LIBOR01 on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, after consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable dividend period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next dividend period will be equal to three-month LIBOR in effect for the then-current dividend period.

The term “Reuters screen page LIBOR01” means the display designated on the Reuters screen page LIBOR01 (or such other page as may replace Reuters screen page LIBOR01 on the service or such other service as may be nominated by the British Bankers’ Association for purposes of displaying London interbank offered rates for United States dollar deposits).

The dividend payable per share of Preferred Stock for any period shorter than a full quarterly dividend period that is included in the Fixed Rate Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The dividend payable per share of Preferred Stock for any dividend period that is included in the Floating Rate Period shall be computed based on the actual number of days in such dividend period and a 360-day year. If a dividend payment date occurring during the Fixed Rate Period or on February 15, 2017 is not a business day, the appropriate dividend will be paid on the first business day following that day without adjustment. If a dividend payment date occurring during the Floating Rate Period is not a business day, the dividend payment date will be postponed to the following business day and dividends will accrue to but excluding the date dividends are paid. A “business day” means each weekday on which banking institutions in New York, New York are not authorized or obligated by law, regulation or executive order to close.

Dividends on the Preferred Stock will not be cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the Preferred Stock for a dividend period prior to the related dividend payment date, that dividend will not accrue, and we will have no obligation to pay a dividend for that dividend period on the applicable dividend payment date or at any time in the future, whether or not our board of directors declares a dividend on the Preferred Stock or any other series of our preferred stock or common stock for any future dividend period.

Dividends on the Preferred Stock will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

Dividends on any shares of Preferred Stock called for redemption will cease to accrue on the redemption date for such shares or upon such earlier date as is specified below under “—Redemption—Procedures.”

Dividend Stopper

During any dividend period, so long as any share of Preferred Stock remains outstanding and except as otherwise provided in the next succeeding paragraph, (i) no dividend may be paid, declared or set apart for any payment on and no distribution shall be made on any Dividend Junior Stock (as defined below) (other than a dividend payable solely in stock that ranks junior to the Preferred Stock with respect to the payment of dividends and/or the distribution of assets upon our liquidation, dissolution or winding-up) and (ii) no shares of Dividend Junior Stock or Dividend Parity Stock (as defined below) shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, unless full dividends on all outstanding shares of the Preferred Stock for the most recently completed quarterly dividend period have been declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set apart for such payment). As used in this prospectus supplement, “Dividend Junior Stock” refers to our common stock and any other class or series of our capital stock over which the Preferred Stock has preference or priority in the payment of current dividends. As used in this prospectus supplement, “Dividend Parity Stock” means any other class or series of our capital stock that ranks on a parity with the Preferred Stock in the payment of current dividends.

The limitations on dividends and other distributions described in the paragraph above shall not apply to:

•

redemptions, purchases or other acquisitions of shares of Dividend Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice, provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount;

•

purchases or other acquisitions by any broker-dealer subsidiary of First Niagara solely for the purpose of market making, stabilization or customer facilitation transactions in Dividend Junior Stock or Dividend Parity Stock in the ordinary course of its business;

•	purchases by any broker-dealer subsidiary of First Niagara of our capital stock for resale pursuant to an offering by us of such capital stock underwritten by such broker-dealer subsidiary;

•	any dividends or distributions of rights or Dividend Junior Stock in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan;

•

the acquisition by us or any of our subsidiaries of record ownership in Dividend Junior Stock or Dividend Parity Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians; and

•

the exchange or conversion of (i) Junior Dividend Stock for or into other Dividend Junior Stock or (ii) Dividend Parity Stock for or into other Dividend Parity Stock (with the same or lesser aggregate liquidation preference) or Junior Dividend Stock, in each case, and, in each case, the payment of cash solely in lieu of fractional shares.

“Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of our consolidated financial statements most recently filed with the SEC prior to the date when the Preferred Stock was first issued) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

When dividends are not paid in full upon the shares of Preferred Stock and any Dividend Parity Stock, all dividends declared upon shares of the Preferred Stock and all Dividend Parity Stock shall be shared:

•

first ratably by the holders of any Dividend Parity Stock who have the right to receive dividends with respect to past dividend periods for which such dividends were not declared and paid, in proportion to the respective amounts of the undeclared and unpaid dividends relating to past dividend periods, and

•

thereafter ratably by the holders of Preferred Stock and any Dividend Parity Stock, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the current dividend period.

To the extent a dividend period with respect to any Dividend Parity Stock coincides with more than one dividend period with respect to the Preferred Stock, for purposes of the immediately preceding sentence the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the Preferred Stock or in any other manner that it deems to be fair and equitable.

Subject to the restrictions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors, may be declared and paid on our common stock and other stock ranking junior to the Preferred Stock from time to time out of any assets legally available for such payment in amounts permitted by applicable regulatory authorities, and the holders of the Preferred Stock will not be entitled to participate in those dividends.

Redemption

The Preferred Stock will not be subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of Preferred Stock will not have the right to require the redemption or repurchase of the Preferred Stock.

Optional Redemption

We may redeem shares of the Preferred Stock on any dividend payment date on or after February 15, 2017, in whole or in part, from time to time, at a redemption price equal to $25 per share, plus any declared and unpaid dividends on the shares of Preferred Stock called for redemption. Dividends will cease to accrue on those shares on and after the redemption date. Redemption of the Preferred Stock is subject to our receipt of any required prior approvals from the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines of the Federal Reserve applicable to the redemption of the Preferred Stock.

Procedures

If we redeem shares of the Preferred Stock, we will provide notice by first class mail (or, if the Preferred Stock is issued in book-entry form through DTC or another facility, in accordance with the procedures of such facility) to the holders of record of the shares of Preferred Stock to be redeemed. Such notice will be provided not less than 30 days and not more than 60 days prior to the date fixed for the redemption. Each notice of redemption will include a statement setting forth:

•	the redemption date;

•

the number of shares of the Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of the Preferred Stock to be redeemed from the holder;

•	the redemption price; and

•	if the Preferred Stock is evidenced by definitive certificates, the place or places where the certificates representing those shares are to be surrendered for payment of the redemption price.

In case of any redemption of only part of the shares of Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as our board of directors may determine to be fair and equitable. Subject to the provisions hereof, our board of directors shall have full power and authority to prescribe the terms and conditions upon which shares of Preferred Stock shall be redeemed from time to time.

If notice of redemption has been duly given and if on or before the redemption date specified in the notice we have set aside all funds necessary for the redemption in trust for the pro rata benefit of the holders of record of the shares called for redemption then, notwithstanding that any certificate for any share called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all such shares called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall cease and terminate on such redemption date, except the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to First Niagara, after which time the holders of the shares so called for redemption may look only to First Niagara for payment of the redemption price of such shares.

The holders of the Preferred Stock will not have the right to require the redemption or repurchase of the Preferred Stock.

Liquidation Rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Preferred Stock will be entitled to receive liquidating distributions of $25 per share, plus any declared and unpaid dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Preferred Stock with respect to the distribution of assets. If we fail to pay in full all amounts payable, including declared but unpaid dividends, with respect to the Preferred Stock and any stock having the same rank as the Preferred Stock with respect to the distribution of assets, the holders of the Preferred Stock and that other stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled. After the holders of the Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets.

Neither the sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or any part all of our property or business nor a merger or consolidation by us with or into any other entity will be considered a dissolution, liquidation or winding-up of our business or affairs.

Voting Rights

The Preferred Stock will have no voting rights, except as provided below or as otherwise specifically required by law. Each holder of Preferred Stock will have one vote per share, except as to votes upon a Nonpayment Event (as defined below) in which case the Preferred Stock will have voting rights in proportion to its liquidation preference, on any matter in which holders of such shares are entitled to vote, including when acting by written consent.

Right to Elect Two Directors upon a Nonpayment Event

Whenever dividends payable on the shares of Preferred Stock have not been paid in an aggregate amount equal to full dividends for six or more quarterly dividend periods, whether or not consecutive (a “Nonpayment

Event”), the authorized number of our directors will automatically be increased by two. The holders of the Preferred Stock will have the right, together with holders of any other series of preferred stock on which similar voting rights have been conferred and are exercisable with respect to the matter (i.e., on which dividends likewise have not been paid) (“Voting Parity Stock”), voting together as a class in proportion to their respective liquidation preferences, to elect two directors, which we refer to as “Preferred Stock Directors”, to fill such newly created directorships. An individual will not be qualified to serve as a Preferred Stock Director if such individual’s election as a director would cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other securities exchange or other trading facility on which our securities may then be listed or traded) that listed or traded companies must have a majority of independent directors. Our board of directors shall at no time include more than two such Preferred Stock Directors, including all directors that the holders of any series of Voting Parity Stock are entitled to elect pursuant to voting rights.

In the event that the holders of Preferred Stock and any other Voting Parity Stock shall be entitled to vote for the election of Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected at a special meeting called at the request of record holders owning shares representing at least 20% of the outstanding liquidation preference of all shares of Preferred Stock and each other series of Voting Parity Stock then outstanding, voting together as a single class in proportion to their respective stated amounts (unless the request for a special meeting is received less than 90 days before the date fixed for our next annual or special meeting of our shareholders, in which event such election shall be held only at such next annual or special meeting of shareholders), and subsequently at each annual meeting of our shareholders. Any request to call a special meeting for the initial election of Preferred Stock Directors after a Nonpayment Event must be made by written notice, signed by the requisite holders of Preferred Stock or Voting Parity Stock, and delivered to our Corporate Secretary in person, by first class mail or in any other manner permitted by our certificate of incorporation or bylaws or by applicable law. If our Secretary fails to call a special meeting for the election of Preferred Stock Directors within 20 days of receiving proper notice, any holder of Preferred Stock may call such a meeting at our expense solely for the election of Preferred Stock Directors.

Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Preferred Stock and Voting Parity Stock, when they have the voting rights described above (voting together as a single class). If any vacancy occurs among the Preferred Stock Directors, a successor will be elected by the then-remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by the vote of the holders of record of a plurality of the outstanding shares of Preferred Stock and Voting Parity Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective stated amounts).

The Preferred Stock Directors shall hold office until the next annual meeting of the stockholders unless such office has been previously terminated. When dividends have been paid in full on the Preferred Stock for at least four quarterly consecutive dividend periods, then the right of the holders of Preferred Stock to elect Preferred Stock Directors shall terminate (but will revest upon the occurrence of any future Nonpayment Event), and, if and when any rights of the holders of Preferred Stock and Voting Parity Stock to elect Preferred Stock Directors have terminated, the terms of office of all Preferred Stock Directors will immediately terminate; the number of directors constituting our board of directors will automatically be reduced accordingly.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

Other Voting Rights

So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by our certificate of incorporation, the vote or consent of the holders of at least 66 2/3% of the then-outstanding shares of Preferred Stock, voting separately as a single class, shall be necessary for effecting or validating:

•

any amendment, alteration or repeal of any provision of our certificate of incorporation (including the certificate of designation creating the Preferred Stock), or bylaws that would alter or change the voting powers, preferences or special rights of the Preferred Stock so as to affect them adversely (provided that any amendment to authorize or create, or to increase the authorized amount of (x) any class or series of stock that does not rank senior to the Preferred Stock with respect to the payment of dividends and/or the distribution of assets upon our liquidation, dissolution or winding-up or (y) any securities (other than our capital stock) convertible into any class or series of stock that does not rank senior to the Preferred Stock with respect to either the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up shall not be deemed to affect adversely the voting powers, preferences or special rights of the Preferred Stock);

•

any amendment or alteration of our certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking senior to Preferred Stock with respect to the payment of dividends and/or the distribution of assets upon our liquidation, dissolution or winding-up; or

•

any consummation of a binding share exchange or reclassification involving the Preferred Stock, or of a merger or consolidation of First Niagara with or into another corporation or other entity, unless (x) the shares of Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which First Niagara is not the surviving corporation, are converted into or exchanged for preference securities of the surviving corporation or a corporation controlling such corporation that is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia, and (y) the shares of Preferred Stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Preferred Stock.

The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of Preferred Stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to our certificate of incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any such proposed amendment would alter or change the powers, preferences or special rights of one or more series of preferred stock so as to affect them adversely, but would not so affect the entire class of preferred stock, only the shares of the series so affected shall be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that may be provided for in our certificate of incorporation.

Preemptive and Conversion Rights

The holders of the Preferred Stock do not have any preemptive rights. The Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

Transfer Agent, Paying Agent and Registrar

American Stock Transfer and Trust Company, LLC will be the transfer agent, paying agent and registrar for the Preferred Stock.

Calculation Agent

First Niagara Bank, N.A. will be the calculation agent for the Preferred Stock.

Book-Entry Issuance

The certificates representing the Preferred Stock will be issued as fully registered securities registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global securities, representing the total aggregate number of Preferred Shares sold in this offering, will be issued and deposited with DTC. Ownership of beneficial interests in a global security will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through such participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Stock represented by such global security for all purposes under the statement and the securities. No beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC in addition to those provided for under the statement.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Preferred Stock, so long as the corresponding securities are represented by Global Securities.

Payments of dividends on the global security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of First Niagara, the transfer agent or the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

First Niagara expects that DTC or its nominee, upon receipt of any payment of dividends in respect of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of DTC or its nominee, as the case may be. First Niagara also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

•	First Niagara understands that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks, trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of First Niagara, the transfer agent or the registrar will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the global security and a successor depositary is not appointed by First Niagara within 90 days, First Niagara will issue certificated shares in exchange for the Global Securities. Holders of an interest in a global security may receive certificated shares, at the option of First Niagara, in accordance with the rules and procedures of DTC in addition to those provided for under the statement. Beneficial interests in Global Securities held by any direct or indirect participant may also be exchanged for certificated shares upon request to DTC by such direct participant (for itself or on behalf of an indirect participant), to the transfer agent in accordance with their respective customary procedures.

The information in this section concerning DTC and its book-entry system has been obtained from sources that First Niagara believes to be reliable, but First Niagara takes no responsibility for the accuracy thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the Preferred Stock. The summary is limited to taxpayers who will hold the Preferred Stock as “capital assets” and who purchase the Preferred Stock in the initial offering at the initial offering price. This section does not apply to you if you are a member of a class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a thrift institution;

•	a regulated investment company;

•	a tax-exempt organization;

•	a person that purchases or sells the Preferred Stock as part of a wash-sale for tax purposes;

•	a person that owns Preferred Stock as part of a straddle or a hedging or conversion transaction for tax purposes;

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar

•	a United State expatriate; or

•	a person liable for alternative minimum tax.

This section is based on the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the Preferred Stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Preferred Stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Preferred Stock.

Please consult your own tax advisor concerning the consequences of owning the Preferred Stock in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a share of Preferred Stock and you are:

•	an individual citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “—United States Alien Holders” below.

Distributions on Preferred Stock

In general. Distributions with respect to our Preferred Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our Preferred Stock and thereafter as capital gain from the sale or exchange of such Preferred Stock. If you are a corporation, dividends received by you will be eligible for the dividends-received deduction if you meet certain holding period and other applicable requirements. If you are a non-corporate United States holder, dividends paid to you in taxable years beginning before January 1, 2013 will qualify for taxation at special rates if you meet certain holding period and other applicable requirements.

Extraordinary Dividends. Dividends that exceed certain thresholds in relation to your tax basis in the Preferred Stock could be characterized as an “extraordinary dividend” under the Internal Revenue Code. If you are a corporation, you have held the stock for two years or less before the dividend announcement date and you receive an extraordinary dividend, you will generally be required to reduce your tax basis in your stock with respect to which such dividend was made by the non-taxed portion of such dividend. If the amount of the reduction exceeds your tax basis in such stock, the excess is treated as taxable gain. If you are a non-corporate United States holder and you receive an extraordinary dividend in taxable years beginning before January 1, 2013, you will be required to treat any losses on the sale of our Preferred Stock as long-term capital losses to the extent of the extraordinary dividends you receive that qualify for the special rates. The deductibility of capital losses is subject to limitations.

Sale or Exchange of Preferred Stock Other Than by Redemption

If you sell or otherwise dispose of your Preferred Stock (other than by redemption), you will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis of the Preferred Stock. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

Redemption of Preferred Stock

If we redeem your Preferred Stock, it generally would be a taxable event. You would be treated as if you had sold your Preferred Stock if the redemption:

•	results in a complete termination of your stock interest in us;

•	is substantially disproportionate with respect to you; or

•	is not essentially equivalent to a dividend with respect to you.

In determining whether any of these tests has been met, shares of stock considered to be owned by you by reason of certain constructive ownership rules set forth in Section 318 of the Internal Revenue Code, as well as shares actually owned, must be taken into account.

If we redeem your Preferred Stock in a redemption that meets one of the tests described above, you generally would recognize taxable gain or loss equal to the sum of the amount of cash and fair market value of property (other than stock of us or a successor to us) received by you less your tax basis in the Preferred Stock redeemed. This gain or loss would be long-term capital gain or capital loss if you have held the Preferred Stock for more than one year.

If a redemption does not meet any of the tests described above, you generally would be taxed on the cash and fair market value of the property you receive as a dividend to the extent paid out of our current and accumulated earnings and profits. Any amount in excess of our current or accumulated earnings and profits would first reduce your tax basis in the Preferred Stock and thereafter would be treated as capital gain. If a redemption of the Preferred Stock is treated as a distribution that is taxable as a dividend, you should consult with your own tax advisor regarding the allocation of your basis between the redeemed and remaining Preferred Stock.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of Preferred Stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Preferred Stock.

United States Alien Holders

This section summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of Preferred Stock by a United States alien holder. You are a United States alien holder if you are a beneficial owner of a share of Preferred Stock and you are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from Preferred Stock.

Distributions on Preferred Stock

Except as described below, if you are a United States alien holder of Preferred Stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a person who is not a United States person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury Department regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are not a United States person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate United States alien holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Preferred Stock

If you are a United States alien holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Preferred Stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist; or

•	we are or have been a United States real property holding corporation for United States federal income tax purposes and certain other conditions are met.

If you are a United States alien holder described in the first bullet point immediately above you will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates. If you are a corporate United States alien holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual United States alien holder described in the second bullet point immediately above you will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under the Hiring Incentives to Restore Employment Act of 2010, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Internal Revenue Service guidance issued in July 2011 indicates that regulations will be promulgated that will provide that withholding will only be made to payments of dividends made on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Preferred Stock) made on or after January 1, 2015.

Backup Withholding and Information Reporting

In general, if you are a non-corporate United States holder, dividend payments, or other taxable distributions, made on your Preferred Stock, as well as the payment of the proceeds from the sale or redemption of your Preferred Stock that are made within the United States will be subject to information reporting requirements. Additionally, backup withholding will generally apply to such payments if you are a non-corporate United States holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

You generally may obtain a refund of any amounts withheld under the United States backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

If you are a United States alien holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments; and

•	the payment of the proceeds from the sale of Preferred Stock effected at a United States office of a broker;

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•

other documentation upon which it may rely to treat the payments as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payments in accordance with U.S. Treasury Department regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of Preferred Stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Preferred Stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in United States Treasury Department regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of Preferred Stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury Department regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person that is, for United States federal income tax purposes, the beneficial owner of the payments.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities offered hereby. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of the securities offered hereby by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, certain of our affiliates or the underwriters are or become a party in interest or disqualified person may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the securities offered hereby are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase of the securities offered hereby. These exemptions include, without limitation, PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transactions provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of securities offered hereby nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the securities offered hereby should not be acquired by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser or holder of the securities offered hereby or any interest therein will be deemed to have represented by its acquisition of the securities offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition of the securities offered hereby will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments as well as the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, as applicable. Purchasers of the securities issued hereby have exclusive responsibility for ensuring that their purchase of securities offered hereby do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any securities offered hereby to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives or underwriters that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

Goldman, Sachs & Co. is the global coordinator of this offering, and Merrill Lynch, Pierce, Fenner & Smith Incorporated is the physical bookrunner of this offering. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are the representatives of each of the underwriters named below. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are the joint book-running managers of this offering, Citigroup Global Markets Inc. is a joint lead manager of this offering, and Sandler O’Neill & Partners, L.P. is a co-manager of this offering. Subject to the terms and conditions of the underwriting agreement between us and the representatives on behalf of the several underwriters, we have agreed to issue and sell              shares of our Preferred Stock, and the underwriters through their representatives have severally, but not jointly, agreed to purchase from us the number of shares of Preferred Stock listed opposite their names below.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Sandler O’Neill & Partners, L.P.

Total

Subject to the conditions precedent specified in the underwriting agreement, the underwriters are obligated to take and pay for all of the shares of Preferred Stock offered if any shares of the Preferred Stock are taken. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of Preferred Stock may be terminated.

Some of our officer and directors may purchase shares of Preferred Stock in the offering.

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase from us up to              additional shares of Preferred Stock within 30 days after the date of this prospectus supplement at the public offering price less the underwriting discount and commissions set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise this option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of Preferred Stock in proportion to their respective initial purchase amounts.

Underwriting Discounts and Commissions and Offering Expenses

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by First Niagara with respect to shares offered hereby. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No exercise	Full exercise
Per Share	$	$
Total	$	$

The aggregate proceeds to us are set forth on the cover page of this prospectus supplement before deducting our expenses. We estimate that we will pay approximately $960,000 for expenses, excluding underwriting discounts and commissions. Certain of the underwriters have agreed to reimburse us for certain of our expenses incurred in connection with this offering, in an amount up to $750,000.

Listing; New Issue of Preferred Stock

The Preferred Stock has no established trading market. We plan to apply to have the Preferred Stock listed on the New York Stock Exchange under the symbol “FNFG Pr B”. If approved, we expect trading of the Preferred Stock on the New York Stock Exchange to begin within the 45-day period after the original issuance date. Even if the Preferred Stock is listed, there may be little or no secondary market for the Preferred Stock. Even if a secondary market for the Preferred Stock develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial.

No Sale of Similar Securities

We have agreed for a period of 30 days from the date of this prospectus supplement, that we will not, without the prior written consent of the representatives, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of our preferred securities or any of our other securities which are substantially similar to the Preferred Stock, including any guarantee of any such securities, or any securities convertible into or exchangeable for or representing the right to receive any such securities.

Indemnification and Contribution

We have agreed to indemnify the several underwriters and their respective affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933. If we are unable to provide this indemnification, we will contribute to the payments the underwriters (and their respective affiliates and controlling persons) may be required to make in respect of those liabilities.

Price Stabilization and Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell shares of our Preferred Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Preferred Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Preferred Stock made by the underwriters in the open market while the offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriter, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Preferred Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Preferred Stock. As a result, the price of our Preferred Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time.

Affiliations with Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Goldman, Sachs & Co. and Sandler O’Neill & Partners, L.P. advised us in connection with the HSBC Acquisition and will receive customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Settlement Cycle

It is expected that delivery of the Preferred Stock will be made through the facilities of DTC on or about                      2011, which will be the fifth business day following the initial sale of the Preferred Stock (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Stock prior to the third business day before the delivery of the Preferred Stock will be required, by virtue of the fact that the Preferred Stock initially will settle on a delayed basis, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Selling Restrictions

The underwriters intend to offer the shares of Preferred Stock for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the shares of Preferred Stock for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of Preferred Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by First Niagara of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of Preferred Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of Preferred Stock in circumstances in which Section 21(1) of the FSMA does not apply to First Niagara; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares of Preferred Stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Preferred Stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Preferred Stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares of Preferred Stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Sullivan & Cromwell LLP and certain legal matters in connection with the shares will be passed upon for the underwriters by Simpson Thacher  & Bartlett LLP.

EXPERTS

Our consolidated statements of condition as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, included in our 2010 Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of NewAlliance Bancshares, Inc. included in First Niagara Financial Group’s Current Report on Form 8-K dated April 15, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Harleysville National Corporation and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference herein, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

First Niagara Financial Group, Inc.

Common Stock

Preferred Stock

Depositary Shares

Senior Debt Securities

Subordinated Debt Securities

Purchase Contracts

Units

Warrants

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. Our common stock is listed on the NASDAQ Global Select Market under the symbol “FNFG.”

Investing in our securities involves risks. See “Risk Factors” in our most recent annual report on Form 10-K, which is incorporated herein by reference, in any of our subsequently filed quarterly and current reports that are incorporated herein by reference and in any applicable prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or our unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated September 19, 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus and the accompanying prospectus supplement together are an offer to sell only the securities offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and accompanying prospectus supplement is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, common stock, preferred stock, depositary shares representing interests in preferred stock, senior debt securities, subordinated debt securities, purchase contracts, units and warrants.

Each time we sell securities we will provide a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference herein) and any prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov and on our website at https://www.fnfg.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and before the date that the offering of securities by means of this prospectus is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011);

•

Current Reports on Form 8-K filed on the following dates: March 16, 2010, January 31, 2011, March 11, 2011, March 24, 2011, April 6, 2011, April 15, 2011 (as amended July 1, 2011), April 19, 2011, April 27, 2011 (as amended May 27, 2011), August 1, 2011, August 8, 2011 and September 19, 2011.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K, including those listed above, is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.

726 Exchange Street

Suite 618

Buffalo, New York 14210

Attention: Investor Relations Department

(716) 625-8673

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates of those documents.

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RATIOS OF EARNINGS TO FIXED CHARGES AND

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividend requirements for each of the periods indicated is as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	2.70	3.00	3.57	3.18	3.38	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.93	1.76	1.62	1.81

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	2.70	3.00	3.57	2.06	3.23	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.54	1.73	1.62	1.81

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by combined fixed charges and preferred stock dividend requirements, respectively. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Stock”), on November 21, 2008, we had had no preferred shares outstanding during the period presented. The Series A Preferred Stock was redeemed on May 27, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2006, 2007 and 2010.

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USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise specified in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by our counsel, Sullivan  & Cromwell LLP. Any underwriters will be represented by their own legal counsel.

EXPERTS

Our consolidated statements of condition as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, included in our 2010 Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of NewAlliance Bancshares, Inc. included in our Current Report on Form 8-K dated April 15, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Harleysville National Corporation and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

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            Shares

First Niagara Financial Group, Inc.

Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock,

Series B

Joint Book-Running Managers

Goldman, Sachs & Co.

Global Coordinator

BofA Merrill Lynch

Physical Bookrunner

Wells Fargo Securities

Joint Lead Manager

Citigroup

Co-Manager

Sandler O’Neill + Partners, L.P.